Mail Stop 03-06

April 4, 2005

Brent Peters
President
High Tide Ventures, Inc.
747 17th Street, Suite 301
West Vancouver, British Columbia
Canada V7V 3T4

Re:	High Tide Ventures, Inc.
	Amendment No. 2 to Registration Statement on Form SB-2
      Filed March 28, 2005
	File No. 333-121542

Dear Mr. Peters:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk Factors - Page 7

If we do not obtain additional financing, our business will fail -
Page 7

1. We note your disclosure on page 7 that you have "sufficient funds to conduct the initial two phases of recommended exploration on the property estimated to cost $15,000," and your disclosure under "Proposed Budget" on page 24 that "[t]he Phase I exploration program
[with a total cost of $5,000] will be funded from our cash on hand," and that "[t]he anticipated $10,000 cost of the Phase II program will be partially funded from our current cash on hand." Please revise your disclosure to be consistent.

Financial Statements - Page 32

General

2. We note that you restated your results for the period ended December 31, 2003. Please revise your financial statements to disclose the nature of the change in previously issued financial statements and the effect of its correction on net income and the related per share amounts in accordance with paragraphs 36 and 37 of
APB 20 and Instruction 2.(2)(v) to Item 310(b) of Regulation S-B. This change should also be referenced in your auditor`s report.

Report of Independent Registered Public Accounting Firm - Page 33

3. We note the reference in the fourth paragraph to the Company`s net loss of $17,331 since inception. Please reconcile this amount to the statement of operations which discloses net loss for the period from
February 13, 2004 (inception) to December 31, 2004 of $41,331.

Note 4. Common Stock - Page 42

4. Please revise your footnote disclosures for the years ended December 31, 2003 and 2004 to disclose, for each stock issuance, the basis for determining the stock price, for example whether it was determined by the Board of Directors, upon an arm`s-length negotiation, upon a valuation, etc. and details of the basis for the accounting treatment.

* * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Lynn Dicker at (202) 824-5264, or Brian
Cascio,
Branch Chief, at (202) 942-1791, if you have questions regarding our comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 824-5354 or me at (202) 924-7924 with questions regarding our comments on any other part of your filing.

      Sincerely,



      David Ritenour
      Special Counsel

cc:	Karen A. Batcher, Esq. (via fax)
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Brent Peters
High Tide Ventures, Inc.
April 4, 2005
Page 1